UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0722
Washington, D.C. 20549	Expires: December 31, 2024 Estimated average burden hours per response 5.0
FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	04-13-2023

EthicStream Inc.
(Exact name of issuer as specified in its charter)

Delaware	88-4119521
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

500 West Putnam Avenue, Suite 400, Greenwich, CT 06830
(Full mailing address of principal executive offices)

(475) 278-2586
(Issuer’s telephone number, including area code)

(1) Item 9 -

Company issued a convertible note (the “Note”) pursuant to which Catch Capital Inc. (the “Purchaser”) shall invest $5,000,000, which shall be convertible into Class A shares of the Company’s common stock. In connection with the Note, the Company and the Purchaser entered into a letter agreement pursuant to which, among other terms, the Company agrees to set aside 1,000,000 shares of the Company’s Class A Common Stock for issuance to employees under its Employee Stock Option Plan, the Purchaser shall be entitled to one seat on the Company’s Board of Directors, and the Purchaser shall receive warrants equivalent to 5% of the amount invested in the Note at a price of $10 per share.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-U and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, Connecticut, on April 19, 2023.

ETHICSTREAM INC.

By:	/s/ Joshua Soloway
Name:	Joshua Soloway
Title:	CEO (Principal Executive Officer)